Exhibit 99.1

Partial corrections to the Form 6-Ks furnished on May 24, 2019, August 26, 2019 and November 22, 2019

As Futu Holdings Limited (the “Company”) previously disclosed in its consolidated financial statements for the year ended December 31, 2018, immediately prior to the completion of the IPO on March 8, 2019, all of the 377,931,094 issued and outstanding preferred shares will be automatically converted into ordinary shares on a one-to-one basis, of which 140,802,051 ordinary shares would be re-designated into Class B ordinary shares and the remaining would be re-designated into Class A ordinary shares. The Company accounted for the redemption value of the preferred shares over the period from the date of issuance of the preferred shares to their respective earliest redemption date using effective interest method. The Company uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings.

In connection with the preparation of the Company’s consolidated financial statements as of and for the year ended December 31, 2019, the Company determined that, due to an inadvertent error, the Company did not record the preferred shares redemption value accretion and did not allocate income to participating preferred shareholders under two-class method in calculating net income attributable to ordinary shareholders of the Company in its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2019 furnished on Form 6-K to the United States Securities and Exchange Commission (the “SEC”) on May 24, 2019.

The Company is furnishing this Form 6-K in order to correct for the error, which results in a decrease in net income attributable to ordinary shareholders of the Company in the amount of HK$22.5 million, a decrease of basic net income per ordinary share of HK$0.05 and a decrease of diluted net income per ordinary share of HK$0.03, which were all non-cash in nature.

The preferred shares redemption value accretion and the income allocation to participating preferred shareholders had no impact on the Company’s consolidated net income, cash flows, liquidity, future trends or operational metrics, nor on the previously disclosed basic shares outstanding.

The Company’s unaudited quarterly condensed consolidated financial statements as of and for the three months ended June 30, 2019 and September 30, 2019 were not impacted by the above. However, because of the impact of the correction on its quarter ended March 31, 2019 unaudited condensed financial statements, the Company’s year-to-date net income attributable to ordinary shareholders as well as year-to-date net income per share for the six and nine months ended June 30, 2019 and September 30, 2019, which were included in Form 6-Ks furnished to the SEC on August 26, 2019 and November 22, 2019 were affected.

The table below illustrates the impact of the abovementioned preferred shares redemption value accretion and income allocation to participating preferred shareholders on the Company’s year-to-date net income attributable to ordinary shareholders, basic and diluted net income per share and per ADS. The following amounts are in thousands, except for share and per share data.

	Three months ended March 31, 2019	Six months ended June 30, 2019	Nine months ended September 30, 2019
	HK$	HK$	HK$
Net income	45,541	100,871	121,722

Preferred shares redemption value accretion - as revised	(12,309)	(12,309)	(12,309)
Income allocation to participating preferred shareholders - as revised	(10,196)	(10,196)	(10,196)
Net income attributable to ordinary shareholders of the Company- as revised	23,306	78,366	99,217
Net income attributable to ordinary shareholders of the Company- as previously reported	45,541	100,871	121,722

Net income per share attributable to ordinary shareholders of the Company - as revised
Basic	0.04	0.11	0.13
Diluted	0.04	0.10	0.11

Net income per share attributable to ordinary shareholders of the Company — as previously reported
Basic	0.09	0.14	0.16
Diluted	0.07	0.12	0.14

Net income per ADS — as revised
Basic	0.34	0.87	1.02
Diluted	0.29	0.76	0.90

Net income per ADS — as previously reported
Basic	0.68	1.13	1.25
Diluted	0.56	0.98	1.10